

23002268

**ANNUAL REPORTS
FORM X-17A-5
PART III**

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SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Beaconsfield Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

160 Technology Drive, Suite 101

(No. and Street)

Canonsburg   **PA**   **15317**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Betty H Rainier   **724-745-6800**   Betty.Rainier@Beaconsfieldfinancial.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Evans Mehlhorn & Miller PC

(Name – if individual, state last, first, and middle name)

1195 Washington Pike, Suite 350   **Bridgeville**   **PA**   **15017**

(Address)   (City)   (State)   (Zip Code)

10/20/2009

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Betty H Rainier _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of *Beaconsfield Financial Services, Inc* _____, as of 3/10 _____, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
Commonwealth of Pennsylvania - Notary Seal
Cristin J. Rainier, Notary Public
Washington County
My commission expires November 8, 2025
Commission number 1408174
Member, Pennsylvania Association of Notaries
```

Cristin J Rainier
Notary Public

Signature: *Betty H. Rainier*

Title:
Secretary/Treasurer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Beaconsfield Financial Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2022



Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017

Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beaconsfield Financial Services, Inc. (a Pennsylvania corporation) as of December 31, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Beaconsfield Financial Services, Inc.'s management. Our responsibility is to express an opinion on Beaconsfield Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beaconsfield Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computations of Net Capital and Aggregate Indebtedness and the Schedule of Operating and General and Administrative Expenses have been subjected to audit procedures performed in conjunction with the audit of Beaconsfield Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Beaconsfield Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness and the Schedule of Operating and General and Administrative Expenses are fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

We have served as Beaconsfield Financial Services, Inc.'s auditor since 2009

Bridgeville, Pennsylvania

February 28, 2023

Financial Statements

Beaconsfield Financial Services, Inc.

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$	114,197
Accounts receivable		213,361
Deposit with clearing organization		25,000
Deferred income tax asset		13,000
Securities owned		97,948
Furniture and fixtures, at cost, less accumulated depreciation of $72,226		507
Operating lease ROU asset, less accumulated lease cost of $117,187		13,607
	$	477,620

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:

Commissions payable	$	146,645
Accrued payroll and related withholdings		1,986
Deferred income taxes payable		18,100
Income tax payable		2,000
Accounts payable and accrued expenses		66,228
Operating lease liability		13,607
Total Liabilities		248,566

Stockholders' Equity:

Common stock, $0.50 par value; 100,000 shares authorized, 38,000 shares issued and outstanding		19,000
Retained earnings		210,054
		229,054
	$	477,620

Beaconsfield Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2022

Revenues:	
Mutual fund and 12b-1 fees	$ 1,258,954
Commission income	1,268,453
Other revenues	1,647
	2,529,054
Expenses:	
Operating expenses:	
Commissions, exchange fees, and other clearance expenses	1,698,272
Occupancy and equipment expenses	32,928
Employee compensation and benefits expense	636,239
Technology and communications expense	19,611
Insurance	18,266
Licenses	15,879
	2,421,195
General and administrative expenses	145,933
Depreciation expense	469
Interest expense	61
	2,567,658
Net Loss From Operations	(38,604)
Other Income (Expenses):	
Gain on sale of securities owned	62,640
Unrealized loss on securities owned	(79,762)
Other investment income	2,611
	(14,511)
Net Loss Before Income Taxes	(53,115)
Income Taxes	(20,300)
Net Loss	$ (32,815)

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2022

Common Stock:		
Balance, January 1 and December 31	$	19,000
Retained Earnings:		
Balance, January 1		242,869
Net loss for the year		(32,815)
Balance, December 31		210,054
	$	229,054

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2022

Increase (Decrease) in Cash and Cash Equivalents:

Cash flows from operating activities:	
Net loss	$ (32,815)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation expense	469
Deferred income taxes	(23,000)
Gain on sales of securities owned	(62,640)
Reinvested investment income	(1,333)
Unrealized loss on securities owned	79,762
(Increase) decrease in:	
Accounts receivable	53,128
Operating lease ROU asset	31,524
Increase (decrease) in:	
Commissions payable	(47,912)
Accrued payroll and related withholdings	554
Income taxes payable	2,710
Accounts payable and accrued expenses	(69,705)
Operating lease liability	(31,524)
Net cash used by operating activities	(100,782)
Cash flows from investing activities:	
Proceeds from sale of securities owned	69,265
Net cash provided by investing activities	69,265
Net Decrease in Cash and Cash Equivalents	(31,517)
Cash and Cash Equivalents, beginning of year	145,714
Cash and Cash Equivalents, end of year	$ 114,197
Supplemental Information:	
Interest paid	$ 61

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

1. **Organization and Nature of Operations**

   Beaconsfield Financial Services, Inc. (Company) was organized on October 25, 1983 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Canonsburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

2. **Summary of Significant Accounting Policies**

   The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

   Method of Accounting

   These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

2. Summary of Significant Accounting Policies (Continued)

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2022, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2022, the clearing deposit account amounted to $25,000, and is listed separately on the statement of financial condition.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial. Receivable from contracts with customers amounted to $213,361 and $266,489 for the years ended December 31, 2022 and 2021, respectively.

Commissions Payable

A substantial portion of our commission revenue is ultimately paid to our registered representatives. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Securities Owned

The Company carries securities primarily to help meet its net capital requirement under the Securities Exchange Act. Equity securities with readily determinable fair values are reported in accordance with FASB ASC 820, *Fair Value Measurement*, based upon quoted market prices. Equity securities with no readily available market are carried at cost. The change in unrealized gains and losses are reported in earnings. Realized gains and losses are computed based on specific identification of the securities sold.

2. Summary of Significant Accounting Policies (Continued)

Capitalization and Depreciation

Fixed assets, in excess of $5,000 are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method and accelerated cost recovery system for financial and tax reporting, respectively.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

2. Summary of Significant Accounting Policies (Continued)

Advertising

The Company expenses the cost of advertising as incurred. There was no advertising expense for the year ended December 31, 2022.

Compensated Absences

The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees and has not accrued a liability for unused vacation time at December 31, 2022.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences (described in Note 9) between the basis of asset and liabilities for financial statement and income tax purposes. It is the Company's policy not to take uncertain tax positions.

3. Revenue From Contracts With Customers

Significant Judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

3. Revenue From Contracts With Customers (Continued)

Commissions

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distributions Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregated Revenue From Contracts With Customers

The following table represents revenue by major source:

Commissions:	
Brokerage commissions	$ 1,268,453
Distribution fees	1,258,954
Total commission revenue	2,527,407
Total Revenue From Contracts With Customers	$ 2,527,407

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

4. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Financial instruments that potentially subject the Company to credit risk include investments in marketable securities. Management periodically evaluates the quality of the investments in marketable securities.

5. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

6. SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission and for other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 as a limited business, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15-c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $167,560, which was $117,560 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.40 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2022, there were no material differences.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

8. Securities Owned

Securities owned consist of shares of NASDAQ OMX Group, Inc. common stock and shares of Franklin Utilities A Fund and are classified by the Company as investments in equity securities with readily determinable fair values. Cost, unrealized gain, and fair value, as of December 31, 2022, are as follows:

Securities owned, at cost	$	35,838
Gross unrealized gains - prior year		141,872
Gross unrealized loss - current year		(79,762)
Fair value	$	97,948

9. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset and liability will be necessary in the future should the tax laws change.

For Federal and state income tax purposes, the Company has net operating loss carryforwards of approximately $39,000 and $52,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both of these net operating loss carryforwards will be utilized. At December 31, 2022, deferred assets of $13,000 have been recognized. Deferred tax liabilities have been recognized for depreciation timing differences ($200) and unrealized gains on securities owned ($17,900).

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2022, the Company's open audit periods are 2019 through 2022 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

9. Income Taxes (Continued)

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily entertainment which is nondeductible for Federal and state income tax purposes.

The provision for income taxes in the statement of income for the year ended December 31, 2022, consists of the following components:

Currently payable:		
Federal	$	1,000
State		1,700
	$	2,700
Deferred Income Taxes:		
Tax consequences of temporary differences in depreciation and securities	$	(23,200)
Tax benefit of net operating loss carryforwards		200
	$	(23,000)

10. Pension Plan

The Company has a SEP retirement plan which covers all of its employees that have achieved three continuous years of employment. Total pension expense amounted to $55,428 for the year ended December 31, 2022.

11. Lease Commitments

The Company has an obligation as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease contains a renewal option for a five year period. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option is excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

11. Lease Commitments (Continued)

The Company leases office space under a non-cancellable operating lease, which was extended for an additional five-year term beginning in June 2018 and provides for monthly lease payments of $2,744. For the year ended December 31, 2022, rent expense under this lease amounted to $32,928.

The components of lease cost for the year ended December 31, 2022 are as follows:

Operating lease cost	$ 32,928

Amounts reported in the statement of financial condition as of December 31, 2022 were as follows:

Operating leases:	
Operating lease ROU assets	$ 13,607
Operating lease liabilities	13,607

Other information related to leases as of December 31, 2022 was as follows:

Supplemental cash flow information:	
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	$ 32,928
ROU assets obtained in exchange for lease obligations	
Operating leases	$ 130,794
Reductions to ROU assets resulting from reductions to lease obligations:	
Operating leases	$ 117,187
Discount rate on operating leases:	5%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

11. Lease Commitments (Continued)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022 are as follows:

2023	$	13,720
Total undiscounted cancellable lease payments		13,720
Less imputed interest		113
Total lease liabilities	$	13,607

12. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2022

12. Fair Value Measurements (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2022:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Mutual funds	$ 36,598	$ 36,598	$ -	$ -
Domestic equities	61,350	61,350	-	-
	$ 97,948	$ 97,948	$ -	$ -

13. Related Party Transactions

Summit Advisors LLC is an investment advisory firm that has common ownership and utilizes the same employees and office space as the Company. Transactions between the two companies are limited to reimbursement of shared expenses and amounted to $9,000 for the year ended December 31, 2022. As of December 31, 2022 no amounts were owed between the two companies

14. Subsequent Events

The Company has evaluated subsequent events through February 28, 2023, which is the date the financial statements were available to be issued.

Supplemental Information

Beaconsfield Financial Services, Inc.

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2022

Net Capital:		
Total stockholders' equity	$	229,054
Deductions:		
Accounts receivable		27,812
Property and equipment		507
Deferred income tax asset		13,000
Total non-allowable assets		41,319
Other Deductions		172
Net Capital Before Haircuts on Security Positions		187,563
Haircuts on Securities:		
Other securities		15,402
Undue concentrations		4,601
Total Haircuts on Securities		20,003
Net Capital		167,560
Net Capital Requirements		50,000
Net Capital in Excess of Minimum Requirements	$	117,560
Aggregate Indebtedness	$	234,959
Ratio of Aggregate Indebtedness to Net Capital		1.40

See Report of Independent Registered Public Accounting Firm.

**Reconciliation of Audited Net Capital with the
Broker/Dealer's Unaudited Part II:**

Net Capital Per Audit Report	$	167,560
Changes to Non-Allowable Assets		-
Miscellaneous Difference		(3)
Net Capital Per Broker/Dealer's Unaudited Part II	$	167,557

Beaconsfield Financial Services, Inc.

Schedule of Operating and General and Administrative Expenses

Year Ended December 31, 2022

Operating Expenses:

Commissions	$	1,693,666
Insurance		18,266
Internet access		8,429
Payroll taxes		31,648
Licenses		15,879
Operating lease cost		32,928
Retirement plan		55,428
Selling expense		4,606
Telephone		11,182
Wages		549,163
	$	2,421,195

General and Administrative Expenses:

Auto expense	$	9,275
Bank charges		200
Contributions		2,156
Cyber security		445
Dues and subscriptions		7,779
Employee benefits		48,486
Legal and accounting		16,478
Office supplies and expense		11,371
Postage		2,352
Quotes - exchange fees		8,943
Clearing fees		36,758
Travel and entertainment		10,690
Overhead allocation		(9,000)
	$	145,933

See Report of Independent Registered Public Accounting Firm.



Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017

Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Beaconsfield Financial Services, Inc.'s Statement of Exemption Report, in which (1) Beaconsfield Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beaconsfield Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) - (exemption provisions) and (2) Beaconsfield Financial Services, Inc. stated that Beaconsfield Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beaconsfield Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Beaconsfield Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beaconsfield Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Evans Mehlhorn+ Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 28, 2023



Beaconsfield Financial Services, Inc.

Southpointe Business Park
160 Technology Drive, Suite 101
Canonsburg, PA 15317
724-745-6800 • Fax: 724-745-6886
BeaconsfieldFinancial.com • Member: FINRA & SIPC

Beaconsfield Financial Services, Inc.

Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)

Beaconsfield Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C. F. R #240.17a-5 (d) (1) and (4).

1. The Company claimed exemption from 17 C. F. R. & 240.15c3-3 under the following provisions of 17 C. F. R. & 240.15c3.-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C. F. R. & 240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 the SEC Release No. 34-70073 adopting amendments to 17 C. F. R.& 240 17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company.

I, Betty Rainier, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Betty Rainier*

Title: Secretary/Treasurer

February 27, 2023